                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                                   FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



(Mark One)

   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

         For the fiscal year ended December 31, 1996

                                     OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

         For the transition period from                    to
                                        ------------------    ---------------

                                    Commission file number       0-21602


             A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                    LCI International 401(k) Savings Plan

             B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  LCI International, Inc.
                                  8180 Greensboro Drive
                                  Suite 800
                                  McLean, Virginia  22102
                                  703-442-0220

                              REQUIRED INFORMATION



The following financial statements and schedules for the LCI International 401(k) Savings Plan are being filed herewith:

 Description                                                                                        Page No.
 -----------                                                                                        --------

 Report of Independent Public Accountants                                                               3

 Statements of Net Assets Available for Plan Benefits with Fund
   Information as of December 31, 1996 and 1995                                                       4 - 5

 Statement of Changes in Net Assets Available for Plan Benefits with Fund
   Information for the Year Ended December 31, 1996                                                     6

 Notes to Financial Statements and Schedules                                                          7 - 11


 Schedule I - Item 27a - Schedule of Assets Held for Investment Purposes
   as of December 31, 1996                                                                              12

 Schedule II - Item 27d - Schedule of Reportable Transactions for the Year
   Ended December 31, 1996                                                                              13

 Signature                                                                                              14



The following exhibit is being filed herewith:

    Exhibit No.                                     Description                                   Page No.
    -----------                       -------------------------------------------                 --------

         23                           Consent of Independent Public                                  16
                                        Accountants

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrative Committee of the LCI International
    401(k) Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the LCI INTERNATIONAL 401(k) SAVINGS PLAN (the Plan) as of December 31, 1996 and 1995 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1996. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, net assets available for plan benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and statement of changes in net assets available for plan benefits is presented for the purpose of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                   ARTHUR ANDERSEN LLP

Columbus, Ohio,
  June 27, 1997.

                               LCI INTERNATIONAL

                              401(k) SAVINGS PLAN


   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                            AS OF DECEMBER 31, 1996




                                                      CIGNA                 CIGNA               Warburg             Warburg
                                                    Guaranteed            Guaranteed            Capital             Emerging
                                                    Short-Term            Long-Term          Appreciation            Growth
                                                      Account              Account              Account              Account
                                                    ----------            ----------         ------------           ----------

ASSETS:
 Cash                                               $     -               $    1,601           $    3,661           $   16,319

 Investments -
   Investments, at market value                           -                    -                3,071,805            2,921,986
   Investments, at contract value                      528,142             4,037,835               -                     -
   Participant loans                                      -                    -                   -                     -
                                                    ----------            ----------           ----------           ----------
             Total investments                         528,142             4,037,835            3,071,805            2,921,986
                                                    ----------            ----------           ----------           ----------

 Receivables -
   Employer contributions                                2,139                10,149                8,285               12,450
   Employee contributions                                6,206                36,042               27,218               38,550
   Loan  interest                                        1,968                   254                  924                1,248
                                                    ----------            ----------           ----------           ----------
             Total receivables                          10,313                46,445               36,427               52,248
                                                    ----------            ----------           ----------           ----------

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS                                          $  538,455            $4,085,881           $3,111,893           $2,990,553
                                                    ==========            ==========           ==========           ==========


                                                       LCI
                                                     Common
                                                      Stock
                                                     Account         Loan Fund         Total
                                                    ----------       ---------      -----------

ASSETS:
 Cash                                               $   30,974       $   -          $    52,555

 Investments -
   Investments, at market value                      2,568,860           -            8,562,651
   Investments, at contract value                         -              -            4,565,977
   Participant loans                                      -           263,944           263,944
                                                    ----------       --------       -----------
             Total investments                       2,568,860        263,944        13,392,572
                                                    ----------       --------       -----------

 Receivables -
   Employer contributions                               14,414           -               47,437
   Employee contributions                               35,464           -              143,480
   Loan  interest                                        1,018           -                5,412
                                                    ----------       --------       -----------
             Total receivables                          50,896           -              196,329
                                                    ----------       --------       -----------

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS                                          $2,650,730       $263,944       $13,641,456
                                                    ==========       ========       ===========





  The accompanying notes and schedules are an integral part of this financial statement.

                               LCI INTERNATIONAL

                              401(k) SAVINGS PLAN


   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                            AS OF DECEMBER 31, 1995


                                                      CIGNA                 CIGNA               Warburg             Warburg
                                                    Guaranteed            Guaranteed            Capital             Emerging
                                                    Short-Term            Long-Term          Appreciation            Growth
                                                      Account              Account              Account              Account
                                                    ----------            ----------         ------------           ----------

ASSETS:
 Investments -
   Investments, at market value                     $      -                    -              $1,953,232           $1,592,475
   Investments, at contract value                      445,900             3,453,093               -                     -
   Participant loans                                       -                    -                  -                     -
                                                    ----------            ----------           ----------           ----------
             Total investments                         445,900             3,453,093            1,953,232            1,592,475
                                                    ----------            ----------           ----------           ----------

 Receivables -
   Employer contributions                                1,398                 7,468                4,523                7,253
   Employee contributions                                3,758                25,975               15,979               29,150
   Loan interest                                            15                   406                  127                  157
                                                    ----------            ----------           ----------           ----------
             Total receivables                           5,171                33,849               20,629               36,560
                                                    ----------            ----------           ----------           ----------

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS                                          $  451,071            $3,486,942           $1,973,861           $1,629,035
                                                    ==========            ==========           ==========           ==========

                                                       LCI
                                                     Common
                                                      Stock
                                                     Account         Loan Fund         Total
                                                    ----------       ---------      -----------

ASSETS:
 Investments -
   Investments, at market value                     $1,517,020           -          $ 5,062,727
   Investments, at contract value                         -                           3,898,993
   Participant loans                                      -            256,127          256,127
                                                    ----------       ---------      -----------
             Total investments                       1,517,020         256,127        9,217,847
                                                    ----------       ---------      -----------

 Receivables -
   Employer contributions                                7,445           -               28,087
   Employee contributions                               22,632           -               97,494
   Loan interest                                            70           -                  775
                                                    ----------       ---------      -----------
             Total receivables                          30,147           -              126,356
                                                    ----------       ---------      -----------

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS                                          $1,547,167       $ 256,127      $ 9,344,203
                                                    ==========       =========      ===========






  The accompanying notes and schedules are an integral part of this financial statement.

                               LCI INTERNATIONAL

                              401(k) SAVINGS PLAN


   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND
                                  INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1996


                                                                CIGNA             CIGNA            Warburg          Warburg
                                                              Guaranteed        Guaranteed         Capital          Emerging
                                                              Short-Term        Long-Term        Appreciation        Growth
                                                               Account           Account           Account           Account
                                                             -----------      -------------      ------------     ------------

 ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment income -
     Interest                                                $    20,928       $    218,951     $           -     $          -
     Net appreciation (depreciation) in market value
       of investments                                                  -                  -           482,998          185,813
                                                             -----------       ------------     -------------     ------------
                                                                  20,928            218,951           482,998          185,813
                                                             -----------       ------------     -------------     ------------

   Contributions -
     Employer (net of forfeitures in the amount of
       $184,562)                                                  43,981             14,507           145,717          234,375
     Employee                                                    204,591            859,127           763,088        1,129,240
                                                             -----------       ------------     -------------     ------------
                                                                 248,572            873,634           908,805        1,363,615
                                                             -----------       ------------     -------------     ------------

           Total additions                                       269,500          1,092,585         1,391,803        1,549,428
                                                             -----------       ------------     -------------     ------------

 DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Distributions to participants (including loans)              (105,300)          (545,304)         (182,115)        (157,307)
   Loan repayments (including interest)                            9,072             89,811            20,098           30,662
                                                             -----------       ------------     -------------     ------------
           Total deductions                                      (96,228)          (455,493)         (162,017)        (126,645)

   INTERFUND TRANSFERS                                           (85,888)           (38,153)          (91,754)         (61,265
                                                             -----------       ------------     -------------     ------------

           Net increase                                           87,384            598,939         1,138,032        1,361,518

 NET ASSETS AVAILABLE FOR PLAN BENEFITS:
   Beginning of year                                             451,071          3,486,942         1,973,861        1,629,035
                                                             -----------       ------------     -------------     ------------
   End of year                                               $   538,455       $  4,085,881     $   3,111,893     $  2,990,553
                                                             ===========       ============     =============     ============


                                                                     LCI
                                                                   Common
                                                                    Stock
                                                                   Account        Loan Fund          Total
                                                                ------------      ----------      -----------

 ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment income -
     Interest                                                   $          -      $   20,106      $   259,985
     Net appreciation (depreciation) in market value
       of investments                                               (185,373)              -          483,438
                                                                ------------      ----------      -----------
                                                                    (185,373)         20,106          743,423
                                                                ------------      ----------      -----------

   Contributions -
     Employer (net of forfeitures in the amount of
       $184,562)                                                     255,483               -          694,063
     Employee                                                        940,434               -        3,896,480
                                                                ------------      ----------      -----------
                                                                   1,195,917               -        4,590,543
                                                                ------------      ----------      -----------

           Total additions                                         1,010,544          20,106        5,333,966
                                                                ------------      ----------      -----------

 DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Distributions to participants (including loans)                  (240,826)        194,139       (1,036,713)
   Loan repayments (including interest)                               56,785        (206,428)               -
                                                                ------------      ----------      -----------
           Total deductions                                         (184,041)        (12,289)      (1,036,713)

   INTERFUND TRANSFERS                                               277,060               -                -
                                                                ------------      ----------      -----------

           Net increase                                            1,103,563           7,817        4,297,253

 NET ASSETS AVAILABLE FOR PLAN BENEFITS:
   Beginning of year                                               1,547,167         256,127        9,344,203
                                                                ------------      ----------      -----------
   End of year                                                  $  2,650,730      $  263,944      $13,641,456
                                                                ============      ==========      ===========


  The accompanying notes and schedules are an integral part of this financial statement.

                               LCI INTERNATIONAL

                              401(k) SAVINGS PLAN


                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1996 AND 1995



 (1)  DESCRIPTION OF THE PLAN

      The following description of the LCI International 401(k) Savings Plan (the Plan) is provided for general information purposes only. More complete information regarding the Plan's provisions can be found in the Plan document.

      The Plan is a defined contribution plan available to all eligible employees of LCI International, Inc. and subsidiaries (the Company). The Plan was established effective September 1, 1984, and amended effective October 1, 1992, to incorporate changes in the Plan name, custodian, investments, eligibility and vesting. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Certain employees of the Company have been appointed to the Administrative Committee of the Plan.

      The Plan has a group annuity contract with Connecticut General Life Insurance Company (CIGNA or the Custodian). The Custodian pools the Company's funds with those of other pension plans and executes investment transactions. At December 31, 1996, participants have invested or may invest in one or more of the following accounts.

         - CIGNA Guaranteed Short-Term Account - Invests in short term, money-market securities which provide a guaranteed rate of return based on current investment conditions.

         - CIGNA Guaranteed Long-Term Account - Invests primarily in commercial mortgages and private bond placements which provide a guaranteed rate of return based on current investment conditions.

         - Warburg Capital Appreciation Account - Invests in shares of the Warburg Pincus Counsellors Capital Appreciation Fund, a no-load mutual fund. This fund is invested primarily in common stocks of U.S. based companies. Its investment objective is to generate long-term capital appreciation.

         - Warburg Emerging Growth Account - Invests in shares of Warburg, Pincus Counsellors Emerging Growth Fund, Inc., a no-load mutual fund. This fund is primarily invested in small or medium-sized companies that have passed their start-up phase and show positive earnings and prospects of achieving significant profit in a relatively short period of time. Its investment objective is to maximize capital appreciation.

         - LCI Common Stock Account - Invests in shares of LCI International, Inc. Common Stock. The purpose of this fund is to allow employees to invest in the Company's common stock.

      The employees choose the percentage of their salary to be contributed to the Plan and how it is to be allocated among the five accounts. As limited by the Internal Revenue Code of 1986, as amended (IRC), a participant's pretax deferrals cannot exceed $9,500 in 1996.

      All income is allocated to the members of each fund in the same proportion that the value of their account in the fund bears to the total value of all accounts in such fund.

      The Company provides matching contributions to be allocated to the accounts as directed by the employees. The Company matches $.50 for each $1.00 contributed up to 6% of an employee's salary. Participants are immediately vested in their salary deferrals plus actual earnings thereon. Vesting in Company matching contributions and earnings thereon, is as follows:

              Years of Service                        Vesting Percent
              ----------------                        ---------------

                 5 or less                                    0%
                more than 5                                 100%

      Employees become eligible as participants in the Plan upon completion of at least one-thousand (1,000) hours credited in a consecutive twelve-month period.

      All administrative expenses are paid by the Company. As permitted by the Plan agreement, forfeitures may be used as an offset to administrative expenses or the employer contributions. For the year ended December 31, 1996, forfeitures reduced employer contributions.

      The normal form of benefit distribution is a qualified joint and survivor annuity for married participants or a single life annuity for unmarried partcipants. The optional forms of benefit distribution are a single lump-sum payment, installments or a combination of both. In addition, the Plan includes a provision for employees to make withdrawals from their accounts under certain "hardship" circumstances, if approved by the Trustees. Participants are permitted to borrow against their accounts in accordance with the regulations of the IRC and the Plan provisions.

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its matching contributions at any time and to terminate the Plan subject to provisions of ERISA. In the event of Plan termination, participants will become fully vested in their account balances.

 (2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting

      The accompanying financial statements have been prepared on an accrual basis.

      Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

      Investments

      The CIGNA Guaranteed Short-Term Account and CIGNA Guaranteed Long-Term Account are stated at contract value, which approximates fair value, as reported to the Plan by CIGNA. Contract value represents contributions made under the contracts, plus earnings, less Plan withdrawals. The remaining investments are stated at market value as determined by the Custodian based on the established market prices of the underlying investments.

      Net appreciation (depreciation) in market value of assets is based on market value at year-end and the market value at the beginning of the Plan year or cost at the time of purchase during the year.

      Purchases and sales of securities are recorded on a trade-date basis.

      Participant Loans

      Subject to the provisions of the IRC and the Plan, a participant may borrow against the balance in their account. The participant executes a promissory note with an interest rate based on prevailing commercial lending rates. Loan principal and interest are paid over periods ranging from one, but not more than five years. Participant loans are valued at cost which approximates fair value.

(3)   TAX STATUS

      The Plan obtained its latest determination letter on January 8, 1996, in which the Internal Revenue Service stated that the Plan as then designed, was in compliance with the applicable requirements of the IRC. The Plan has no amendments that were not included in the above mentioned determination letter. The Company believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and is qualified, and that the related trust is tax exempt.


(4)   INVESTMENTS

      The Custodian of the Plan held the Plan's investments and executed the transactions per the participant's instructions. The fair market values of individual assets that represent 5% or more of the Plan's net assets as of December 31, 1996 and 1995 are as follows:

                                                         1996                  1995
                                                      -----------           -----------

 CIGNA Guaranteed Short-Term Account                  $   528,142           $   445,900
 CIGNA Guaranteed Long-Term Account                     4,037,835             3,453,093
 Warburg Capital Appreciation Account                   3,071,805             1,953,232
 Warburg Emerging Growth Account                        2,921,986             1,592,475
 LCI Common Stock Account                               2,568,860             1,517,020


(5)   RELATED PARTY

      The Warburg Capital Appreciation Account and the Warburg Emerging Growth Account invest in mutual funds managed by Warburg, Pincus Counsellors, Inc., a wholly-owned subsidiary of E.M. Warburg, Pincus & Co., Inc. E.M. Warburg Pincus & Co., Inc. through affiliates, is a shareholder of the Company. Certain Plan investment funds are managed by the Custodian of the Plan. The Common Stock of the Company is included in the Plan investments. Transactions resulting from the above constitute party-in-interest transactions.


(6)   REQUIRED SCHEDULE INFORMATION

      There is no information to be reported for the following schedules as of and for the year ended December 31, 1996:

         a.  Loans or Fixed Income Obligations.
         b.  Leases in Default or Classified as Uncollectible.
         c.  Nonexempt Transactions.
         d. Assets Held for Investment Purposes Which Were Both Acquired and Disposed of within the Plan Year.

(7)   RECONCILIATION TO FORM 5500

      As of December 31, 1996 and 1995, the Plan had $52,423 and $131,506, respectively, of pending distributions to participants who elected to withdraw from the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with generally accepted accounting principles.

      The following table reconciles net assets available for benefits per the financial statements to Form 5500 as filed by the Company for the years ended December 31, 1996 and 1995:

                                                    Benefits                                 Net Assets Available
                                                    Payable to         Benefits                for Plan Benefits
                                                   Participants          Paid                     December 31
                                                   ------------        ----------        --------------------------
                                                                                             1996           1995
                                                                                         -----------    -----------

      Financial statement balance                  $     -             $1,036,713        $13,641,456    $ 9,344,203
      Accrued benefit payments                           52,423            52,423            (52,423)      (131,506)
      Less: 1995 accrual for benefit
        payment                                          -               (131,506)            -               -
                                                   ------------        ----------        -----------    -----------

      Form 5500 balance                            $     52,423        $  957,630        $13,589,033    $ 9,212,697
                                                   ============        ==========        ===========    ===========


(8)   SUBSEQUENT EVENTS

      Effective March 1, 1997, the Plan Investment Committee approved the addition of the following Plan investment options:

           CIGNA Lifetime Funds
           CIGNA Stock Market Index Fund
           PBHG Growth Account

      Effective April 1, 1997, the Plan Investment Committee approved the elimination of the Guaranteed Short-Term Account as a Plan investment option. The amounts invested in this account were transferred to other investments at the direction of the participant.

                                                                      SCHEDULE I


                               LCI INTERNATIONAL

                              401(k) SAVINGS PLAN

                   EMPLOYER IDENTIFICATION NUMBER 31-1115867

                                PLAN NUMBER 001

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                            AS OF DECEMBER 31, 1996




                                                                                                                 Market
     Identity of Party or Fund                              Description                            Cost           Value
 ----------------------------------           --------------------------------------------      -----------    -----------

*Connecticut General Life Insurance           Guaranteed Short-Term Account                     $   528,142    $   528,142

*Connecticut General Life Insurance           Guaranteed Long-Term Account                        4,037,835      4,037,835

*Chase Manhattan Bank                         LCI Common Stock Account                            2,467,802      2,568,860

*Connecticut General Life Insurance           Warburg Capital Appreciation Account                2,224,810      3,071,805

*Connecticut General Life Insurance           Warburg Emerging Growth Account                     2,403,925      2,921,986

 Various Participants                         Participant Loans (Interest rates ranging
                                                from 6.5% to 11.3%)                                 263,944        263,944

* Denotes party-in-interest transactions

                                                                     SCHEDULE II
                               LCI INTERNATIONAL

                              401(k) SAVINGS PLAN

                   EMPLOYER IDENTIFICATION NUMBER 31-1115867

                                PLAN NUMBER 001

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1996





                                                                                      Number of          Purchase        Selling
    Identity of Party Involved                 Description of Asset                 Transactions          Price           Price
 ----------------------------------       ------------------------------------      ------------      ------------    ------------

*Connecticut General Life Insurance       Guaranteed Short-Term Account               Various         $    263,632        N/A

*Connecticut General Life Insurance       Guaranteed Short-Term Account               Various              N/A        $    202,318

*Connecticut General Life Insurance       Guaranteed Long-Term Account                Various            1,855,500        N/A

*Connecticut General Life Insurance       Guaranteed Long-Term Account                Various              N/A           1,055,049

*Chase Manhattan Bank                     LCI Common Stock Account                      104              1,706,081        N/A

*Chase Manhattan Bank                     LCI Common Stock Account                       58                N/A             481,894

*Connecticut General Life Insurance       Warburg Capital Appreciation Account           75              1,055,662        N/A

*Connecticut General Life Insurance       Warburg Capital Appreciation Account           72                N/A             423,226

*Connecticut General Life Insurance       Warburg Emerging Growth Account                78              1,582,731        N/A

*Connecticut General Life Insurance       Warburg Emerging Growth Account                85                N/A             439,480


                                                            Current Value
                                               Cost of      at Transaction       Net Realized
    Identity of Party Involved                  Asset           Date              Gain(Loss)
 ----------------------------------          ----------     --------------       ------------

*Connecticut General Life Insurance          $  263,632         $  263,632        $    -

*Connecticut General Life Insurance             202,318            202,318             -

*Connecticut General Life Insurance           1,855,500          1,855,500             -

*Connecticut General Life Insurance           1,055,049          1,055,049             -

*Chase Manhattan Bank                         1,706,081          1,706,081             -

*Chase Manhattan Bank                           300,321            481,894         181,573

*Connecticut General Life Insurance           1,055,662          1,055,662             -

*Connecticut General Life Insurance             315,419            423,226         107,807

*Connecticut General Life Insurance           1,582,731          1,582,731             -

*Connecticut General Life Insurance             351,374            439,480          88,106

* Denotes party-in-interest transactions

                                   SIGNATURE



The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                  LCI INTERNATIONAL 401(k) SAVINGS PLAN
                                  (Name of Plan)



Date:  June 27, 1997              By:           /s/ JOSEPH A. LAWRENCE
                                       ---------------------------------------
                                       Joseph A. Lawrence
                                       Senior Vice President Finance and
                                         Development
                                       and Chief Financial Officer
                                         LCI International, Inc.

                     LCI INTERNATIONAL 401(k) SAVINGS PLAN
                           ANNUAL REPORT ON FORM 11-K
                    FOR FISCAL YEAR ENDED DECEMBER 31, 1996



                               INDEX TO EXHIBITS



    Exhibit No.                                          Description                                        Page No.
    -----------                       ------------------------------------------                            --------

         23                           Consent of Independent Public Accountants                             Page  16

         99                           LCI International 401(k) Savings Plan                                     *





 *Incorporated By Reference to Exhibit 99 to the LCI International, Inc.'s Form
  S-8 Registration Statement filed on April 29, 1997.